# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: INNOVATE Corp., CIK 0001006837
CUSIP: 404139107
Title of class of securities: Common Stock, par value $.001 per share
Address of issuer's principal executive offices: 295 MADISON AVENUE, 12TH FLOOR, NEW YORK, New York (NY), 10017
Date of event which requires filing of this statement: 08/06/2025
Filed by CIK 0001621020
Persons authorized to receive notices and communications: Paul Voigt, c/o INNOVATE Corp., 295 Madison Avenue, 12th Floor, New York, New York (NY), 10017, 212-451-2300

## Reporting persons
- Voigt Paul (CIK 0001621020): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO), personal funds (PF); sole voting power 998,758; shared voting power 32,537; sole dispositive power 998,758; shared dispositive power 32,537; aggregate amount beneficially owned 1,031,295 (7.4% of the class)
  Comment: Reflects, in total, 731,295 shares of Common Stock and 300,000 shares issuable upon exercise of stock options: (a) 698,758 shares held directly by Paul Voigt, consisting of 547,746 shares received as compensation (95,322 shares vested October 29, 2024; 142,857 shares vested October 29, 2024; 115,413 shares vested August 6, 2026 (net of 60,643 shares withheld to satisfy taxes payable in connection with the vesting of restricted stock); and 133,511 shares granted August 11, 2026, unvested until August 11, 2027) and 211,655 shares purchased for investment (174,742 shares in open-market purchases and 36,913 shares in a rights offering conducted by the Issuer); (b) 25,000 shares held by the Trust, purchased in the open market on November 19, 2024; and (c) 7,537 shares held by the LLC, purchased in a rights offering conducted by the Issuer. Mr. Voigt also holds options to purchase 300,000 shares of Common Stock, all of which are exercisable within 60 days and so are included pursuant to Rule 13d-3(d)(1)(i).
  Percentages are based on 13,641,866 shares of Common Stock outstanding as of June 30, 2026, as reported in the Issuer's prospectus supplement filed with the Securities and Exchange Commission on August 10, 2026, plus 300,000 shares issuable to Mr. Voigt upon exercise of the options described in Note 1 above (13,941,866 shares total), consistent with Rule 13d-3(d)(1)(i)
- Paul K. Voigt Rev Trust, Paul K. Voigt TTE U/A DTD 11/20/2008 By Paul K. Voigt: type of reporting person: other (OO); citizenship or place of organization: New York (NY); source of funds: personal funds (PF); sole voting power 0; shared voting power 25,000; sole dispositive power 0; shared dispositive power 25,000; aggregate amount beneficially owned 25,000 (0.2% of the class)
  Comment: Reflects, in total, 731,295 shares of Common Stock and 300,000 shares issuable upon exercise of stock options: (a) 698,758 shares held directly by Paul Voigt, consisting of 547,746 shares received as compensation (95,322 shares vested October 29, 2024; 142,857 shares vested October 29, 2024; 115,413 shares vested August 6, 2026 (net of 60,643 shares withheld to satisfy taxes payable in connection with the vesting of restricted stock); and 133,511 shares granted August 11, 2026, unvested until August 11, 2027) and 211,655 shares purchased for investment (174,742 shares in open-market purchases and 36,913 shares in a rights offering conducted by the Issuer); (b) 25,000 shares held by the Trust, purchased in the open market on November 19, 2024; and (c) 7,537 shares held by the LLC, purchased in a rights offering conducted by the Issuer. Mr. Voigt also holds options to purchase 300,000 shares of Common Stock, all of which are exercisable within 60 days and so are included pursuant to Rule 13d-3(d)(1)(i).
  Percentages are based on 13,641,866 shares of Common Stock outstanding as of June 30, 2026, as reported in the Issuer's prospectus supplement filed with the Securities and Exchange Commission on August 10, 2026, plus 300,000 shares issuable to Mr. Voigt upon exercise of the options described in Note 1 above (13,941,866 shares total), consistent with Rule 13d-3(d)(1)(i)
- Jessie Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF); sole voting power 0; shared voting power 7,537; sole dispositive power 0; shared dispositive power 7,537; aggregate amount beneficially owned 7,537 (0.1% of the class)
  Comment: Reflects, in total, 731,295 shares of Common Stock and 300,000 shares issuable upon exercise of stock options: (a) 698,758 shares held directly by Paul Voigt, consisting of 547,746 shares received as compensation (95,322 shares vested October 29, 2024; 142,857 shares vested October 29, 2024; 115,413 shares vested August 6, 2026 (net of 60,643 shares withheld to satisfy taxes payable in connection with the vesting of restricted stock); and 133,511 shares granted August 11, 2026, unvested until August 11, 2027) and 211,655 shares purchased for investment (174,742 shares in open-market purchases and 36,913 shares in a rights offering conducted by the Issuer); (b) 25,000 shares held by the Trust, purchased in the open market on November 19, 2024; and (c) 7,537 shares held by the LLC, purchased in a rights offering conducted by the Issuer. Mr. Voigt also holds options to purchase 300,000 shares of Common Stock, all of which are exercisable within 60 days and so are included pursuant to Rule 13d-3(d)(1)(i).
  Percentages are based on 13,641,866 shares of Common Stock outstanding as of June 30, 2026, as reported in the Issuer's prospectus supplement filed with the Securities and Exchange Commission on August 10, 2026, plus 300,000 shares issuable to Mr. Voigt upon exercise of the options described in Note 1 above (13,941,866 shares total), consistent with Rule 13d-3(d)(1)(i)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $.001 per share
Name of issuer: INNOVATE Corp.
Address of issuer's principal executive offices: 295 MADISON AVENUE, 12TH FLOOR, NEW YORK, New York (NY), 10017
Comment: This Statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of INNOVATE Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 295 Madison Avenue, 12th Floor, New York, New York 10017.

## Item 2. Identity and Background
Name of person filing:
1. Paul Voigt
2. Paul K Voigt Rev Trust, Paul K Voigt TTE U/A DTD 11/20/2008 By Paul K Voigt
3. Jessie Holdings LLC
Residence or business address:
295 Madison Avenue, 12th Floor
New York, NY 10017
Present principal occupation or employment: Mr. Voigt's present principal occupation is Interim Chief Executive Officer of the Issuer. Mr. Voigt is the Trustee of the Trust and the Manager of the LLC, and in each such capacity has sole voting and investment control over the shares of Common Stock held by the Trust and by the LLC, respectively. The Trust is organized in the State of New York. The LLC is organized in the State of Delaware. Mr. Voigt is a citizen of the United States.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors)
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
1. United States
2. New York
3. Delaware

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
(a) 787,103 shares and shares underlying options, all held directly by Mr. Voigt, were received as compensation for his service as an executive officer of the Issuer, for no cash consideration, pursuant to the Issuer's equity incentive plan.
(b) 244,192 shares, consisting of shares purchased directly by Mr. Voigt in the open market and in a rights offering conducted by the Issuer, shares purchased in the open market and held through the Trust, and shares purchased in the rights offering and held through the LLC, were acquired using the personal funds of the applicable Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction: The shares and options described in Item 3(a) above were acquired by Mr. Voigt in connection with, and as compensation for, his service as an executive officer of the Issuer. The shares described in Item 3(b) above were acquired by the applicable Reporting Person for investment purposes, based on that Reporting Person's belief that the Common Stock represented an attractive investment. None of the acquisitions described in this Statement were made for the purpose of, or with the effect of, changing or influencing control of the Issuer. Except as set forth in this Statement, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions or events described in Items 4(a) through (j) of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, consistent with Mr. Voigt's position as an executive officer of the Issuer, may from time to time formulate plans or proposals with respect to the Issuer, and reserve the right to change their intentions with respect to any of the matters described in this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
1. Paul Voigt, 1,031,295 shares of common stock (includes 300,000 shares subject to right to acquire), 7.40%
2. Paul K Voigt Rev Trust, 25,000 shares of common stock, .18%
3. Jessie Holdings LLC, 7,537 shares of common stock, .05%
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Voigt has sole power to sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of 998,758 shares of Common Stock. Mr. Voigt and the Trust share the power to vote or to direct the vote of, and share the power to dispose or to direct the disposition of, 25,000 shares of Common Stock. Mr. Voigt and the LLC share the power to vote or to direct the vote of, and share the power to dispose or to direct the disposition of, 7,537 shares of Common Stock.
Transactions in the class effected during the past sixty days: On August 12, 2026, the Issuer withheld 60,643 shares of Common Stock to satisfy taxes payable in connection with the vesting of previously awarded restricted stock at the weighted average price of $7.6209 per share. Except for the transactions described in this Statement, the Reporting Person has not effected any other transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, no person other than the applicable Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The shares and options described in Item 3(a) and itemized in Item 5 above were granted to Mr. Voigt under the Issuer's Second Amended and Restated 2014 Omnibus Equity Award Plan pursuant to Mr. Voigt's employment agreement with the Issuer dated October 6, 2023.
Mr. Voigt is the Trustee of the Trust and, in that capacity, has sole voting and investment control over the shares of Common Stock held by the Trust. Mr. Voigt is also the Manager of the LLC and, in that capacity, has sole voting and investment control over the shares of Common Stock held by the LLC.
The Reporting Persons have entered into a Joint Filing Agreement, filed as Exhibit 1 to this Statement, pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with Rule 13d-1(k)(1) under the Exchange Act.
None of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 - Joint Filing Agreement, dated as of August 14, 2026, among Paul Voigt, Paul K. Voigt Rev Trust and Jessie Holdings LLC

## Signatures
- Voigt Paul: Paul Voit, Filer (08/14/2026)
- Paul K. Voigt Rev Trust, Paul K. Voigt TTE U/A DTD 11/20/2008 By Paul K. Voigt: Paul K. Voigt, Trustee (08/14/2026)
- Jessie Holdings LLC: Paul K. Voigt, Manager (08/14/2026)